UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405



May 26, 2005


via U.S. mail
via facsimile
Mr. Thomas A. Loucks
Mr. Henry I. Rothman
President and CEO
Troutman Sanders LLP
Trend Mining Company
(212) 704-5950
5575 South Sycamore

Suite 103

Littleton, Colorado 80120



Re:	Trend Mining Company
	Registration Statement on Form SB-2
      Filed April 18, 2005
	File No. 333-124144

Dear Mr. Loucks:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Form SB-2

General

1. Where comments on one section or document also relate to disclosure in another section or document, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

2. You also will need to file as exhibits, or incorporate by reference, all material contracts. We may have additional comments once you provide updated information and file all omitted exhibits.

Prospectus Summary, page 2

    The Company

3. You state that the company is "earning" a 50% interest in a platinum-palladium-copper-nickel project in Montana while noting that the property is not in production. Given that you have received no revenues, explain how you are receiving "earnings."

Risk Factors, page 2

Our future activities could be subject to environmental laws and regulations..., page 3

4. Please indicate when the Bureau of Land Management`s surface management regulation you are referring to in this section became effective. We note that you indicated in the fifth amendment to your
Form 10-SB filed on May 25, 2001 that the Bureau of Land Management regulations became effective on January 21, 2001. As such, your representation that the regulations were "recently" finalized should be revised.

    Title to our mineral properties may be defective..., page 4

5. We note your disclosure indicating that, unless you are in actual possession and diligently working the claim, the property is open to
"location" by other parties. Define the phrase "location" as used in this context. In addition, identify all properties upon which you are not "diligently working and in actual possession."

We may not be able to raise the funds necessary..., page 6

6. Quantify the amount of funds you will need and provide a cross-reference to more detailed disclosure in the prospectus.


    We have one full-time employee..., page 6

7. If true, include a risk factor indicating the limited time your officers spend on your operations.

Risk Related to Ownership of Our Stock..., page 6

8. Disclose your history of issuing stock to satisfy your obligations and the dilutive impact this has on current shareholders and the possible impact it could have on stock price.

Your ownership interest, voting power and..., page 8

9. Expand this risk factor to specifically address the adoption of the company`s 2000 Stock Option and Stock Award Plan and the potential dilutive effect of the shares and options that were awarded under the plan.

Management`s Plan of Operation, page 10

10. We note your disclosure at page 11 that some of the amounts due to shareholders are due upon completion of a private equity placement.
Since you have just recently completed a private placement, disclose in this section whether those obligations have come due. If so, discuss whether the proceeds of the offering were sufficient to satisfy your obligations.

11. Expand this section to address your going concern uncertainty as indicated in the notes to the auditor`s report at F-16. Specifically, disclose that there is substantial doubt about your ability to continue as a going concern. Discuss the pertinent conditions and events that give rise to this assessment, the possible effects of such conditions and events and management`s plans to address such conditions and events.

12. Revise your filing to provide the disclosures regarding off-balance sheet commitments as required by S-B Item 303(c).

13. Revise your filing to discuss the reporting requirements of recent accounting pronouncements and the impact the adoption of these pronouncements will have on your financial condition, results of operations and cash flows when adopted in a future period. Please refer to Staff Accounting Bulletin Topic 11M.

	Properties, page 14

14. Consider including a column in your Properties table that indicates the percentage of the company`s interest in each property and the type of interest held.

15. Please include a glossary of technical terms that includes those geologic or technical terms not understood by the average investor that cannot be defined in the text.

16. The statement that the company "is earning a 50% interest" in a
3rd PGE project and Note 5 to the Properties table indicating that the company "may earn 50% interest" appear to be referring to the same subject or property. If so, please reconcile.

17. In Note 6 to the Properties table, you state that the company controls "100% of the mineral rights" in the property interests that the company holds in the United States. Nevertheless, in Note 5, you indicate that the company may earn "50%" in the Stillwater project, which is located in Montana. Please revise to reduce, if appropriate, the percentage of control that the company holds in its property interests located in the United States.

18. Your table also includes amounts for the 2004-2005 exploration budget. Based on your financial position, results of operations, and cash flows as reported elsewhere in the filing, please provide additional disclosure that explains how you plan to fund these expenditures.

Management, page 20

19. Disclose how much of his time each executive officer devotes to your business and affairs.

Executive Compensation, page 22

	Summary of Cash and Certain Other Compensation

20. In the paragraph above the summary compensation table, you note that the table sets forth the compensation of the company`s chief executive officer and of two other executive officers. The table provides information concerning the compensation of only two officers.
Please revise the paragraph or table to accurately indicate whose compensation information you are providing in this section.

21. Explain why the compensation of John P. Ryan, the company`s chief financial officer, should not be included in your summary compensation table.

Selling Shareholders, page 25

22. On page 26, you state that the selling shareholders were granted a security interest in all of Trend`s assets. Please consider adding a risk factor that addresses that fact.

23. Please specify the date by which the registration must be filed and declared effective, so the liquidated damages clause found in the pledge and security agreement is not triggered.

24. We note that the selling shareholders may engage in short sales of your common stock. Please see Corporation Finance Telephone
Interpretation A.65 in that regard.

Plan of Distribution, page 27

25. Identify any selling shareholders who are broker-dealers or affiliates of broker-dealers. If they former, state they "are," rather than "may be deemed to be," underwriters.

Related Party Transactions, page 29

26. While you note in this section that the company`s focus is on the exploration of palladium and platinum, the filing indicates that the company is also interested in the exploration of uranium. Expand the first paragraph to address Mr. Ryan`s relationship with High Plains
Uranium, Inc. and explain why such relationship should not result in a conflict of interest.

27. Address the business purpose for the January transaction with Mr.
Ryan.

28. In the fifth paragraph, it is not clear which "loans" you are referring to. If you are referring to loans previously discussed, provide clarifying disclosure.

Recent Sales of Unregistered Securities, page 69

29. Pursuant to Item 701 of Regulation S-B, identify the persons or class of persons to whom you sold the securities and provide more detail as to the facts relied upon to make the exemption available.

Index to Financial Statements, page F-1

30. Revise the index to name only the financial statements provided in the filing.

General

31. To the extent our comments on your annual financial statements included in this Form SB-2 result in revisions to these statements, you should also file an amended Form 10-KSB to reflect corresponding changes.


Audited Financial Statements for the year ended September 30, 2004

Statements of operations and comprehensive loss, page F-18

32. Please support your accounting for gain on sale of internal securities.

Statement of Stockholders` Equity (Deficit), page F-23

33. We note the amount of additional paid in capital and value of options and warrants does not agree with the amount disclosed in the table provided in Note 4 to the financial statements. Please revise the statement or the notes to bring these disclosures into agreement and provide to us an explanation for the changes made.

Note 1 - Organization and description of business, page F-25

34. We have reviewed your response to prior comment number 4. As previously requested, revise your disclosure to discuss the accounting effects of the reincorporation on March 28, 2001. We may have further comment.

Note 2 - Summary of Significant Accounting Policies

      Employee and Non-Employee Stock Compensation, page F-27

35. Your disclosure indicates how you value unrestricted stock issued to employees and non-employees for services, property and investments.
Revise your disclosure to address how you account for unrestricted stock issued in these circumstances.

36. Please also disclose, if true, that restricted stock may be issued at a reasonable discount to other values. Tell us why this policy is appropriate, given that the requirement under SFAS 123, paragraph 9, is that fair value shall be used as the basis for measurement. Tell us on a supplemental basis for each transaction in which restricted stock was issued:
a. the date and purpose of the issuance,
b. the number of restricted shares issued,
c. the per-share fair value of an unrestricted share on the date the restricted shares were issued,
d. the per-share value assigned to the restricted shares issued,
e. the total dollar amount of the discount,
f. the methodology used to determine the amount of the discount, and,
g. an explanation of why such discount is appropriate.

   Impaired Asset Policy, page F-28

37. Revise the disclosure of your impairment loss policy to
indicate,
if true, that the carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset, and that the impairment loss shall be measured as the amount by which
the carrying amount exceeds its fair value, in accordance with FAS
144
paragraph 7.

   Mineral Properties, page F-29

38. We note your business plan does not contemplate the operation of mining properties and that none of your current portfolio of properties are in the production stage. Please remove the reference to the accounting policy with regard to production stage properties to avoid investor confusion.

   Recent Accounting Pronouncements, page F-29

39. We note that you describe the impact of recent accounting pronouncements in various ways, such as having no impact on the Company, its financial statements, or your financial position or results of operations. Revise these disclosures for each pronouncement to address the expected impact on the Company`s financial position, results of operations and cash flows. Refer to SAB
Topic 11:M, Question 1 which can be found on our website at http://www.sec.gov/interps/account/sabcodet11.htm#11m.

Note 4 - Capital Stock, page F-34

40. We note your disclosure that as of September 30, 2004, you had 8,868,174 warrants outstanding. Provide the disclosures required under FAS 129, paragraphs 4 and 5 with respect to all warrants outstanding as of September 30, 2004 and 2003.

Note 5 - Common Stock Options and Warrants, page F-41

41. We have reviewed your response to prior comment numbers 8 and 12.
Please also revise your disclosure to indicate the method used to account for employee stock options as required by FAS 123 paragraph
45(a), and the fair value of the grants as required by FAS paragraph
47(b). If you follow the intrinsic value method, provide the disclosures required under FAS 123, paragraph 45(c) as part of your
Note 2.

Note 6 - Related Party Transactions, page F-42

42. We have reviewed your response to prior comment number 19. Revise the disclosure of loan amounts due to related parties to include the detail of the loan amounts as of September 30, 2003. Expand the disclosure to describe the nature of the relationship of each identified related party to the registrant as required by FAS 57, paragraphs 2-3.

Unaudited Financial Statements for the three months ended December
31,
2004

      General

43. Update your financial statements to include unaudited interim financial statements as of March 31, 2005, as required by Rule 3-
10(g)
of Regulation SB as part of your amended SB-2 filing in response to these comments.

Note 4 - Convertible Bridge Loans, page F-13

44. We note the terms of this financing included warrants and a beneficial conversion feature. We note similar terms for the convertible debt issued in January 2005. In your updated interim financial statements, include a footnote disclosure of your accounting policy for the treatment of convertible debt, beneficial conversion features and debt issued with stock purchase warrants.

Engineering Comments

General

45. Insert a small-scale map showing the location and access to your properties. Note that SEC`s EDGAR program now accepts digital maps;
so please include these in any future amendments that are filed on EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need addition assistance, please call Filer Support at 202-942-8900. Otherwise provide the map to the engineering staff for our review.

46. You make references to mines and other mineral properties that exist in the area of your property. This may lead investors into inferring that your property may have commercial mineralization, because of its proximity to these mines and properties. Remove information about mines, prospects or companies operating in or near to your property. Focus your disclosure on your property.

Risk Factors, page 1

47. Provide subheadings for each risk factor to facilitate investor review of your document.

48. Add a risk factor that addresses that fact that the probability of an individual prospect ever having "reserves" that meet the requirements of Industry Guide 7 is extremely remote, in all probability your properties do not contain any reserves, and any funds spent on exploration will probably not be recovered.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Gary Newberry at (202) 824-5567 or Jill
Davis,
Accounting Branch Chief, at (202) 942-1996, if you have questions regarding comments on the financial statements and related matters.
Direct your questions relating to the engineering comments to Roger
Baer, Mining Engineer, at (202) 924-2965. Please contact Carmen Moncada-Terry at (202) 942-1908 or, in her absence, the undersigned, at (202) 942-1870. Direct all correspondence to the following ZIP code: 20549-0405.


      			Sincerely,



      			H. Roger Schwall
      Assistant Director